UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cyxtera Technologies, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23284C102

(CUSIP Number)

Victor Semah

c/o Cyxtera Technologies, Inc.

2333 Ponce De Leon Blvd, Ste 900

Coral Gables, FL 33134

(305) 537-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23284C102	13D	Page 2 of 20 pages

1	Names of Reporting Persons SIS Holdings LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%
14	Type of Reporting Person PN

CUSIP No. 23284C102	13D	Page 3 of 20 pages

1	Names of Reporting Persons SIS Holdings GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23284C102	13D	Page 4 of 20 pages

1	Names of Reporting Persons BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%
14	Type of Reporting Person PN

CUSIP No. 23284C102	13D	Page 5 of 20 pages

1	Names of Reporting Persons BCEC Management X Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 6 of 20 pages

1	Names of Reporting Persons CIE Management IX Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 7 of 20 pages

1	Names of Reporting Persons BC Partners Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 8 of 20 pages

1	Names of Reporting Persons BC Partners Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%
14	Type of Reporting Person CO

CUSIP No. 23284C102	13D	Page 9 of 20 pages

1	Names of Reporting Persons Medina Capital Fund II - SIS Holdco, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%
14	Type of Reporting Person PN

CUSIP No. 23284C102	13D	Page 10 of 20 pages

1	Names of Reporting Persons Medina Capital Fund II - SIS Holdco GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 23284C102	13D	Page 11 of 20 pages

1	Names of Reporting Persons Manuel D. Medina
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,850,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,850,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.7%
14	Type of Reporting Person IN

CUSIP No. 23284C102	13D	Page 12 of 20 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Cyxtera Technologies, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 2333 Ponce de Leon Boulevard, Suite 900, Coral Gables, FL 33134.

Prior to the Business Combination (as defined below), the Issuer was known as Starboard Value Acquisition Corp. (“SVAC”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

SIS Holdings LP

SIS Holdings GP LLC

BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.

BCEC Management X Limited

CIE Management IX Limited

BC Partners Group Holdings Limited

BC Partners Holdings Limited

Medina Capital Fund II—SIS Holdco, L.P.

Medina Capital Fund II—SIS Holdco GP, LLC

Manuel D. Medina

Mr. Medina is a citizen of the United States. BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., BCEC Management X Limited, CIE Management IX Limited, BC Partners Group Holdings Limited and BC Partners Holdings Limited are organized under the laws of Guernsey. The remaining Reporting Persons are organized under the laws of the State of Delaware.

The business address of each of the Reporting Persons except for BC Partners Holdings Limited, BC Partners Group Holdings Limited, BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., CIE Management IX Limited and BCEC Management X Limited is 2333 Ponce De Leon Blvd, Suite 900, Coral Gables, FL 33134. The business address of BC Partners Holdings Limited and BC Partners Group Holdings Limited is West Wing, Floor 2, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 4LY. The business address of BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., CIE Management IX Limited and BCEC Management X Limited is Arnold House PO Box 273 St, Julian’s Avenue, St Peter, Port Guernsey GY1 3RD.

The principal business occupation of Mr. Medina is executive chairman of Cyxtera Cybersecurity, Inc. (d/b/a AppGate), partner of Medina Capital and director of the Issuer. The Reporting Persons are principally engaged in managing their investments in the securities of the Issuer. Information with respect to the members and officers of BC Partners Holdings Limited (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), the Investor Parties (as defined below) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by SVAC Sponsor LLC are not the subject of this Schedule 13D.

CUSIP No. 23284C102	13D	Page 13 of 20 pages

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement, as defined below, that pertain to the securities acquired by SIS Holdings LP. Following the consummation of the Business Combination (as defined below), SIS Holdings LP’s existing securities in Cyxtera Technologies, Inc., a Delaware corporation (“Legacy Cyxtera”), automatically converted into the right to receive 106,100,000 shares of Class A Common Stock.

Item 4.	Purpose of Transaction.

Business Combination

On July 29, 2021, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 21, 2021, by and among SVAC, Mundo Merger Sub 1, Inc. (“Merger 1 Sub”), Mundo Merger Sub 2, LLC (“Merger 2 Sub”), Legacy Cyxtera and Mundo Holdings, Inc. (“NewCo”), Legacy Cyxtera was contributed to Newco and then converted into a limited liability company and, thereafter, Merger Sub 1 was merged with and into NewCo, with NewCo surviving such merger as a wholly-owned subsidiary of SVAC and immediately following such merger and as part of the same overall transaction NewCo was merged with and into Merger Sub 2, with Merger Sub 2 surviving such merger as a wholly owned subsidiary of SVAC (the “Business Combination” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Business Combination, SVAC owned 100% of the outstanding securities of Legacy Cyxtera as the surviving company in the Merger and each outstanding share of capital stock of Legacy Cyxtera was cancelled and extinguished and collectively converted into the right to receive 106,100,000 shares of Class A Common Stock.

Stockholders Agreement

Pursuant to the Merger Agreement, on July 29, 2021, the Issuer, SIS Holdings LP, BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., Medina Capital Fund II – SIS Holdco, L.P. and SVAC Sponsor LLC (together with SIS Holdings LP, BCEC-Cyxtera Technologies Holdings (Guernsey) L.P. and Medina Capital Fund II – SIS Holdco, L.P., the “Investor Parties”) entered into a stockholders agreement (the “Stockholders Agreement”), providing for certain governance and director nomination rights with respect to the Issuer. Pursuant to the Stockholders Agreement, the Issuer and the Investor Parties agreed to take all necessary action to cause the board of directors to be comprised of nine directors as of the closing of the Transactions, including: the Issuer’s chief executive officer; three individuals designated by SIS Holdings LP; one independent director designated by SIS Holdings LP with the consent of SVAC Sponsor LLC; two individuals designated by SVAC Sponsor LLC; and two independent directors designated by mutual agreement between SIS Holdings LP and SVAC Sponsor LLC. Subject to

CUSIP No. 23284C102	13D	Page 14 of 20 pages

certain ownership thresholds, the rights of the Investor Parties to designate directors will continue in respect of each annual meeting or special meeting of the Issuer’s stockholders until immediately following the conclusion of the Issuer’s annual meeting for the calendar year 2024.

Pursuant to the Stockholders Agreement, SIS Holdings LP will distribute all of its Class A Common Stock to its limited partners, including BCEC-Cyxtera Technologies Holdings (Guernsey) L.P. and Medina Capital Fund II – SIS Holdco, L.P., within 12 months from the date of closing of the Transactions. Further, each of SVAC Sponsor LLC and SIS Holdings LP agreed not to transfer any Class A Common Stock for the 12-month period following the closing of the Transactions (the “Lock-Up Period”), other than transfers contemplated by the Stockholders Agreement and transfers to certain permitted transferees; provided, however, if the closing price of the Class A Common Stock equals or exceeds $12.00 per share for 20 trading days within a 30-day trading day period commencing at least 150 days after the closing of the Transactions, the Lock-Up Period will automatically terminate as of such 20th trading day.

Stockholder Matters Agreement

In connection with the closing of the Transactions, on July 30, 2021, Medina Capital Fund II- SIS Holdco, L.P. and BCEC-Cyxtera Technologies Holdings (Guernsey) L.P. entered into an agreement (the “Stockholder Matters Agreement”) pursuant to which the parties agreed to certain board designation rights, the method of distribution of the consideration received in connection with the Transactions and coordination for future sales of securities.

Pursuant to the Stockholder Matters Agreement, BCEC-Cyxtera Technologies Holdings (Guernsey) L.P. agreed, so long as it maintains the right to designate at least one individual to the Issuer’s board of directors and, in certain cases, Medina Capital Fund IISIS Holdco, L.P. and its affiliates beneficially own a certain amount of Class A Common Stock, to use commercially reasonable efforts to designate at Medina Capital Fund II- SIS Holdco, L.P.’s election either Manuel D. Medina or another individual designated by Medina Capital Fund II- SIS Holdco, L.P. and consented to by BCEC-Cyxtera Technologies Holdings (Guernsey) L.P. as a board member designee to the Issuer. In addition, BCEC-Cyxtera Technologies Holdings (Guernsey) L.P. agreed to not cause SIS Holdings LP to make any transfer or other dispositions of the securities held other than (i) with the prior written consent of Medina Capital Fund II- SIS Holdco, L.P., (ii) as expressly contemplated by the Stockholder Matters Agreement or (iii) distributions pursuant to and in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of SIS Holdings LP, dated as of May 1, 2017.

Registration Rights Agreement

In connection with the consummation of the Business Combination, the Issuer entered into an amended and restated registration rights agreement with SIS Holdings LP and certain other identified investors (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to provide to (i) BCEC-Cyxtera Technologies Holdings (Guernsey) L.P. and its permitted transferees, (ii) Medina Capital Fund II – SIS Holdco, L.P. and its permitted transferees, (iii) SVAC Sponsor LLC and its permitted transferees, or (iv) the stockholders holding at least 20% of the registrable securities then outstanding up to three “demand” registrations, customary underwritten offering and “piggyback” registration rights with respect to the Class A Common Stock and warrants to purchase shares of Class A Common Stock, subject to certain conditions. The Registration Rights Agreement also provides that SVAC will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Optional Share Purchase Agreement, Optional Share Letter Agreement and Assignment Agreement

Pursuant to an optional share purchase agreement, dated September 9, 2020, as modified by a letter agreement dated February 21, 2021 (the “Optional Share Purchase Agreement”), certain affiliates of SVAC had the right to purchase up to 7,500,000 shares of Class A Common Stock, at a price of $10 per share, at any time and from time to time in the six months following the completion of the Business Combination. On July 28, 2021, immediately prior to the consummation of the Transactions, Legacy Cyxtera entered into a letter agreement (the “Option Purchase Letter Agreement”) with certain affiliates of SVAC pursuant to which the parties agreed to amend the Optional Share Purchase Agreement to limit the amount of Class A Common Stock available for purchase by affiliates of SVAC in the six month period following the Transactions from $75,000,000 to $37,500,000. Additionally, pursuant to an assignment agreement entered into concurrently with the Option Purchase Letter Agreement (the “Assignment Agreement”), certain affiliates of SVAC agreed to assign an option to purchase $37,500,000 under the Optional Share Purchase Agreement to SIS Holdings LP. As a result of the Option Purchase Letter Agreement and the Assignment Agreement, SIS Holdings LP has a right to purchase, at a price of $10.00 per share, up to $37,500,000 shares of Class A Common Stock during the six month period following the closing of the Business Combination.

The foregoing description of the Stockholders Agreement, Stockholder Matters Agreement, Registration Rights Agreement, Optional Share Purchase Agreement, Optional Share Letter Agreement and Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 23284C102	13D	Page 15 of 20 pages

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of July 29 2021, the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 169,728,740 shares of Class A Common Stock following completion of the Business Combination and assuming the issuance of 3,750,000 shares of Class A Common Stock pursuant to the Optional Share Purchase Agreement:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SIS Holdings LP	109,850,000	64.7%	0	109,850,000	0	109,850,000
SIS Holdings GP LLC	109,850,000	64.7%	0	109,850,000	0	109,850,000
BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.	109,850,000	64.7%	0	109,850,000	0	109,850,000
BCEC Management X Limited	109,850,000	64.7%	0	109,850,000	0	109,850,000
CIE Management IX Limited	109,850,000	64.7%	0	109,850,000	0	109,850,000
BC Partners Group Holdings Limited	109,850,000	64.7%	0	109,850,000	0	109,850,000
BC Partners Holdings Limited	109,850,000	64.7%	0	109,850,000	0	109,850,000
Medina Capital Fund II - SIS Holdco, L.P.	109,850,000	64.7%	0	109,850,000	0	109,850,000
Medina Capital Fund II - SIS Holdco GP, LLC	109,850,000	64.7%	0	109,850,000	0	109,850,000
Manuel D. Medina	109,850,000	64.7%	0	109,850,000	0	109,850,000

CUSIP No. 23284C102	13D	Page 16 of 20 pages

SIS Holdings LP is the record holder of 106,100,000 shares of Class A Common Stock and has the right to acquire 3,750,000 shares of Class A Common Stock within 60 days pursuant to the Optional Share Purchase Agreement.

The general partner of SIS Holdings LP is SIS Holdings GP, LLC., which is managed by a board of directors, a majority of which is appointed by BCEC Cyxtera Technologies Holdings (Guernsey) L.P. The general partners of BCEC Cyxtera Technologies Holdings (Guernsey) L.P. are CIE Management IX Limited and BCEC Management X Limited, which are controlled by the board of directors, which are appointed by BC Partners Group Holdings Limited, which is a majority-owned subsidiary of BC Partners Holdings Limited, which is controlled by Lee Clark, Karen Jamieson, Mark Rodliffe and Nikos Stathopoulos. As a result, each of the foregoing entities may be deemed to share voting and investment power over the shares of Class A Common Stock held by SIS Holdings LP.

As discussed in Item 4 above, Medina Capital Fund II- SIS Holdco, L.P. maintains the right to elect one of BCEC Cyxtera Technologies Holdings (Guernsey) L.P.’s director designees and a negative consent right over the disposition of the securities held by SIS Holdings LP. Medina Capital Fund II—SIS Holdco GP, LLC is the general partner of Medina Capital Fund II- SIS Holdco, L.P., which is ultimately controlled by Manuel D. Medina. As a result, Mr. Medina and each of the foregoing entities may be deemed to share voting and investment power over the shares of Class A Common Stock held by SIS Holdings LP.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Investor Parties may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by SVAC Sponsor LLC and such shares are not the subject of this Schedule 13D.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement, Stockholder Matters Agreement, Registration Rights Agreement, Optional Share Purchase Agreement, Optional Share Letter Agreement and Assignment Agreement and is incorporated herein by reference. Copies of such agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 23284C102	13D	Page 17 of 20 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Stockholders Agreement, dated July 29, 2021, by and among Cyxtera Technologies, Inc. (f/k/a Starboard Value Acquisition Corp.), SIS Holdings LP, BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., Medina Capital Fund II -SIS Holdco, L.P. and SVAC Sponsor LLC (incorporated by reference to Exhibit 10.20 to the Issuer’s Current Report on Form 8-K filed on August 4, 2021).

3	Form of Amended and Restated Registration Rights Agreement by and among certain stockholders. (incorporated by reference to Exhibit 10.17 to the Issuer’s Current Report on Form 8-K filed on August 4, 2021).

4	Stockholder Matters Agreement, dated as of July 30, 2021, by and among Medina Capital Fund II – SIS Holdco, L.P. and BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.

5	Optional Share Purchase Agreement, dated September 9, 2020, among Starboard Value Acquisition Corp. and the purchasers signatory thereto (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on September 14, 2020).

6	Optional Share Letter Agreement, as amended on July 28, 2021, among Cyxtera Technologies, Inc. and the purchasers signatory thereto.

7	Assignment Agreement, dated July 28, 2021, among SIS Holdings LP and the purchasers signatory thereto.

CUSIP No. 23284C102	13D	Page 18 of 20 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2021

SIS Holdings LP
By: SIS Holdings GP, LLC, its General Partner

By:	/s/ Manuel D. Medina
Name:	Manuel D. Medina
Title:	Chief Executive Officer

SIS Holdings GP LLC

By:	/s/ Manuel D. Medina
Name:	Manuel D. Medina
Title:	Chief Executive Officer

BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director of the General Partners

BCEC Management X Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

CIE Management IX Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

BC Partners Group Holdings Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

BC Partners Holdings Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

CUSIP No. 23284C102	13D	Page 19 of 20 pages

Medina Capital Fund II - SIS Holdco, L.P.

By:	/s/ Manuel D. Medina
Name:	Manuel D. Medina
Title:	Authorized Signatory

Medina Capital Fund II - SIS Holdco GP, LLC

By:	/s/ Manuel D. Medina
Name:	Manuel D. Medina
Title:	Authorized Signatory

/s/ Manuel D. Medina
Name: Manuel D. Medina

CUSIP No. 23284C102	13D	Page 20 of 20 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and members of BC Partners Holdings Limited are set forth below.

Name	Present Principal Occupation or Employment	Present Principal Business Address	Citizenship
Lee Clark	Non-Executive Director	West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY	United Kingdom

Karen Jamieson	Corporate Accountant	West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY	United Kingdom

Mark Rodliffe	Head of Carried Interest Private Equity – BC Partners	West Wing, Floor 2, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 4LY	United Kingdom

Nikos Stathopoulos	Partner – BC Partners	40 Portman Square, London, W1H 6DA, UK	Greece